Allocortech Inc. Annual Report

April 28, 2023



Preamble

In this report, the term "allocortech," "we," "us," "our," or "the company" refers to allocortech Inc.

The company, having offered and sold a convertible note pursuant to Regulation Crowdfunding under the Securities Act of 1988, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of the Regulation Crowdfunding for the fiscal year ended December 31, 2022. A copy of this report may be found on the company's website at https://www.allocor.tech/invest which will be posted as soon as practical after this report's submission to the SEC EDGAR platform.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)).

This form C-AR does not constitute an offer to purchase or sell securities.

Forward Looking Statements
This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements which constitute forward looking statements. These statements reflect managements' current views with respect to future events and are subject to risks and uncertainties that could cause the companies' actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements which speak on as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Table of Contents

Business

"allocortech inc." is a C corporation organized under the laws of the state of Delaware and incorporated 2018-05-04. Allocortech does business from our office at 440 N Commerce Ave; Waynesboro, VA 22980 and maintains a digital presence at www.allocor.tech.

As of the date of this report, allocortech has 12 full time employees.

Allocortech provides technical consulting services and commercial off the shelf power, control, and communication products principally, but not exclusively, targeting unmanned aviation. Over the coming years we anticipate growing our hardware and services sales to additional experimental and prototype class vehicle integrators with an eye to becoming an integral part of their production vehicle. To this end, allocortech recently hired into a dedicated business development role and is planning on aggressively representing itself at various trade shows this year. Allocortech also intends to leverage small business development opportunities from various funding agencies in order to improve the functionality and marketability of its product offerings.

Principal Products

Clio Series B: Command, Communications, and Power Hub
The Clio is a computation, communications, and power distribution hub designed to trade off electronics vs harness weight in a hub and spoke system. Depending on client needs the Clio can be just a low power data and power switch, or a high power flight computer.

Allocortech is planning to expand the capabilities of the Clio later this year with the addition of an IMU expansion board.

Comet: E-Stop and Flight Termination
Comet is a radio-linked remote-stop or flight termination system with digital, pyrotechnic, CAN-FD, serial, and Ethernet outputs. Comet is designed to ensure no single failure shall cause an inadvertent termination and therefore comes with dual redundant processing and redundant termination circuits.

Allocortech is currently in the process of expanding the capabilities of Comet into a vehicle E-Stop with teleoperation capabilities. It also recently added a GPS for automatic actions regarding geofencing and leash distance and internal sensors for automatic actions regarding crash detection.

Taurus C60, Taurus AE, Taurus LX400: Brushless DC Motor Controllers
The Taurus family of products are high power, high efficiency BLDC motor controllers offering full field oriented control (state vector pulse width modulation) that can operate with or without external sensors.

Over the past year, allocortech developed the Taurus "Actuator Edition" which was successfully demonstrated as the tilt wing servo controller for an aircraft developed by Pterodynamics.

We have also won contracts to, and are in the process of developing a larger LX400 variant specified to be capable of operating at 400V and 60A unlocking a new market segment for allocortech.

Lohner: Smart Battery
The Lohner Smart Battery couples a high energy density LiPo battery with full-featured monitoring and control system to provide high-availability standby power for your mission-critical system. This compact package with rugged power and communication connectors is suitable for installation almost anywhere.

Mariner: Hybrid Motor-Generator
Building on our experience with hybrid motor-generator units in unmanned vehicles, we recently won a development grant to productize a merger of Taurus and Lohner technologies into one package. We anticipate this will unlock higher maximum takeoff weights for several customers who have expressed interest in the final product.

Allocore: Software Development Kit
Allocortech continues to offer a full software development kit for its products which allows customers the ability to fully customize the behavior of our products.

Principal Services

Vehicle Architectural Review
On customer request, allocortech creates detailed designs, or reviews existing designs for a vehicle. Typical focuses of these reviews include redundancy, fail safe or fail stop operation, electrical grounding and bonding, power budgets, and size/weight/power/cost (SWaPC) trade offs.

Allocortech prefers to be involved early in the design process of any vehicle for many reasons. First because it becomes progressively harder for a design to change as it flows from paper to reality and we have hard won experience in non obvious pitfalls, second because it informs Allocortech about product requirements, competitors, and broader market conditions, and third because it forms an onramp into selling our products.

Custom Software
When customers approach allocortech early in their development cycle, they typically ask us to add support for additional sensors, actuators, or other peripherals. Usually we negotiate that we can add this code into our standard software development kit which increases its marketability. Sometimes customers ask us to write entire applications, which we usually do inside of our SDK which helps retain knowledge inside of the company on how all the pieces fit together.

As Allocortech also has experience with embedded experience, we have several customers which have asked us to maintain custom Linux distributions.

Custom Hardware
Where Allocortech's commercial off the shelf products are insufficient, and if we cannot recommend an alternative, allocortech will undertake with customers a custom hardware design. Lately these efforts have been focused on our Taurus motor controllers. Just like with our custom software, if we think that the hardware has commercial applicability we will negotiate to add it to our standard catalog. Regardless of productization however, allocortech

always gets to keep the knowledge gained during the development and test processes which can help future products and efforts.

Risk Factors

Supply chain issues are impacting product deliveries and new designs.
The electronics industry is still suffering from long and underspecified delays in many parts common to and crucial to our products. Specifically high voltage power electronics, microcontrollers, and other complex logic devices that are single sourced commonly have lead times specified out to 60 weeks.

Allocortech has been attempting to mitigate the effects of these shortages and uncertainties by building up a reserve of commonly used parts. This shows up as a large expense in our financials under the inventory category.

Generally, if we are unable to find parts we either have to redesign on-the-fly or suffer the schedule consequences. Typically this means we hold significant inventory while waiting for one or two specialized parts. For redesigns, this also means each production build will require re-engineering, which eats into any profit margins on these builds and we may find small variation in behavior between deliverable batches which increases support costs.

Customers remain unconvinced about using allocortech products in production vehicles.
Allocotech has a proven track record of being able to bootstrap customers into their first experimental vehicles. However, we have yet to find a customer willing to proceed with our products into a production vehicle, typically due to our lack of certified products.

Gaining even trivial market share, especially in aerospace, will likely require Allocortech to complete formal qualification efforts such as RTCA DO-160, DO-178, and DO-254. Due to the capital and time requirements we have been working to find customers willing to work through this process with us, or additional external funding. Even once we find a willing customer, these quality processes will present schedule, financial, and organizational risks to Allocortech as we must also support new and existing customers.

We remain convinced that finding a suitable partner and product for initial qualification is possible, and our newly hired business development role will help us maintain communication with existing customers as they work towards production, as well as discovering new customers to work with.

The road to volume production is still unclear.
Presently, our manufacturing typically consists of batches of on-the-order of 30 units at a time, a few times per year. This has been sufficient to supply existing customer deliveries, but in order to reach the growth and profitability the company anticipates, manufacturing capability will need to scale tremendously, as tens become hundreds become thousands of units. Scaling to this magnitude will be a new challenge for this company, and the team. It will require hiring good individuals, from a limited pool of talent. This will be further complicated by the need to move to production standards such as ISO9001 and eventually FAA certification. We are hopeful that the excitement of our company, and the growth potential attracts such talent, but this is a risk we will need to manage.

Finding and hiring qualified engineers is difficult.
Our field of work requires hiring specialized engineering personnel, which are typically highly demanded. Although we are open to and have hired junior personnel to train, we need to maintain a balance between junior and senior employees. Our fundraising efforts over the last year has allowed us to consider hiring ahead of demand, but there is a risk that our growth may be slowed due to the inability to hire new employees.

We continue to evaluate our competitive salaries and benefits packages, while casting a broad net via job boards, professional forums, and have experimented with contracting with a recruiter.

Thus far we have avoided hiring remotely for technical roles. We continue to evaluate if remote employees are a good fit for us, but so far the requirement of close communications with the team locally as well as access to all of our hardware and test equipment has prevented us from seriously considering remote work.

A large scale product failure or recall would be borne entirely by our revenue.
Allocortech does not yet carry product liability insurance due to the cost, the perceived risk profile of our existing customers, strong indemnity clauses in most of our contracts, and limited quantity of deployed product. However, as we take on more standard commercial agreements and have a higher volume of products in the field we will be strongly encouraged to start carrying product liability insurance. If an adverse event happens between then and now, the expense of correcting the issue would come entirely from our operating funds.

Beyond the financial aspects however, one of the reasons we're successful in industry is because we have delivered successfully to our customers. These customers provide great reference for us to carry forward to new customers, and often even recommend us to new customers. If we fail to deliver, or have customers that are dissatisfied, it is possible they may tarnish our brand and make it more difficult to gain business. This could also be created by bad publicity due to a significant event with one of our customers (e.g. loss of aircraft).

Even modest involvement with litigation is expensive in both time and money.
Allocortech has been a third party participant in litigation before, and even though the primary defendant covered most of our legal expenses, the time burden on Mr Viele and Mr Walker was extensive. With only 12 full time employees, being a primary defendant or a party to a large lawsuit would likely substantially delay or prevent us from finishing existing work and acquiring new work.

We attempt to mitigate these risks by having retained counsel that regularly interacts with the company, and takes part in our board meetings, and some of our business discussions. Additionally, our counsel constructs our contract templates with appropriate terms for liability limitations, dispute resolution, etc. and reviews contracts sent to us from customers. Further, we carry insurance for various types of disputes that may arise, such that they would have limited financial burdening on the company.

Directors and Officers

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years.

Brian Viele

President	2018 - present
CEO	2022 - present

Over the past three years Mr. Viele has been responsible for business development and sales, financial management, company vision, and for providing technical oversight and direction for allocortech's products and services. In addition, Brian substantially contributes to the continued development of allocortech's software and hardware intellectual property.

Matthew Walker

Vice President	2018 - present
Secretary	2018 - 2019

Over the past three years Mr. Walker has been responsible for providing technical oversight and direction for allocortech's products and services as well as substantially contributing to the continued development of allocortech's software and hardware intellectual property.

Will Brown

Secretary	2019 - present

Over the past three years Mr. Brown has, in addition to his duties as board secretary, been allocortech's principal electrical engineer overseeing the design of all of our hardware products and solutions.

Justin Ritter, Esquire

Outside Counsel, Board Member	2018 - present

Apart from his duties on allocortech's board and providing legal services to allocortech on demand, Mr. Ritter founded and operates Ritter Law PLLC.

David Grizzle

Board Member (H2 Investments, LLC Board Seat)	2022 - present

Mr. Grizzle is an aeronautical consultant employed by Dazzle Partners LLC, of which he is the Chief Executive Officer.

Mark Callendar

Board Member, WeFunder Investment Vehicle Representative	2022 - present

Mr Callendar is also the Principal Engineer at PEMDAS Technologies where his responsibilities include business development as well as overseeing the hardware and system design for weather prediction sensors and computing modules.

Capitalization, Debt, and Ownership

The company's authorized capital stock currently consists of 1,000,000 (one million) shares of common stock (the "Common Stock"), as of the stock split formalized on 2023-04-13. As of the filing of this Form C-AR, 779,060 shares of Common Stock have been issued. We maintain the remaining shares in our employee incentive stock option plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	779,060
Par Value per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Allocortech's Amended and Restated Stockholders Agreement as of 2022-10-11 has pre-emptive rights such that existing stockholders may purchase… *…at the purchase price set forth in the Issuance Notice, the amount of New Securities equal to the product of (x) the total number of New Securities to be issued by the Company on the issuance date and (y) a fraction determined by dividing (A) the number of shares of Common Stock owned by such Pre-emptive Stockholder immediately prior to such issuance by (B) the total number of shares of Common Stock outstanding.*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The company currently has 220,940 shares in our employee incentive stock option pool. Shareholders will be diluted if those options are exercised. Additionally, the stockholder's agreement grants both drag-along and tag-along rights, discussed in more detail below in the Disclosure of Principal Shareholder Rights.

Disclosure of Principal Shareholder Rights

Allocortech's Amended and Restated Stockholders Agreement as of 2022-10-11 grants both Drag-Along (section 3.03) and Tag-Along (3.04) rights to principal shareholders. Eliding the exercise mechanisms of the rights for brevity:

Drag-Along Rights, section 3.03(a) which requires a 20 day written notice:

If at any time a Stockholder who (together with other Stockholders and/or its Permitted Transferees) holds no less than 51% of the outstanding Common Stock of the Company (a "Dragging Stockholder"), receives a bona fide offer from a Third Party Purchaser to consummate, in one transaction, or a series of related transactions, a Change of Control (a "Drag-along Sale"), the Dragging Stockholder shall have the right to require that each other Stockholder (each, a "Drag-along Stockholder") participate in such Transfer in the manner set forth in this Section 3.03, provided, however, that no Drag-along Stockholder shall be required to participate in the Drag-along Sale if the consideration for the Drag-along Sale is other than cash or registered securities listed on an established U.S. or foreign securities exchange or traded on the NASDAQ Stock Market or foreign established over-the-counter trading system. Notwithstanding anything to the contrary in this Agreement, each Drag-along Stockholder shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal or other similar rights.

And Tag-Along Rights, section 3.04(a) which requires a 10 day written notice:

If at any time a Stockholder who (together with its Permitted Transferees) holds no less than 25% of the outstanding Common Stock of the Company (the "Selling Stockholder") proposes to Transfer any shares of its Common Stock to a Third Party Purchaser (the "Proposed Transferee") and the Selling Stockholder cannot or has not elected to exercise its drag-along rights set forth in Section 3.03, each other Stockholder (each, a "Tag-along Stockholder") shall be permitted to participate in such Transfer (a "Tag-along Sale.")

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this form C-AR, the Company has the following additional securities outstanding:

Type	CN-1: Convertible Note (WeFunder, Tranche I)
Face Value of Note	$208,147
Valuation Cap	$18,000,000
Discount Rate	20%
Interest Rate	6%
Maturity Date	2025-06-30
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock or holders of incentive stock options may exercise, both of which will dilute the Security.

Type	CN-2: Convertible Note (WeFunder, Tranche II)
Face Value of Note	$150,377
Valuation Cap	$18,000,000
Discount Rate	20%
Interest Rate	6%
Maturity Date	2025-10-30
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock or holders of incentive stock options may exercise, both of which will dilute the Security.

Type	CN-3: Convertible Note (Private Offering)
Face Value of Note	$1,000,000
Valuation Cap	$18,000,000
Discount Rate	20%
Interest Rate	6%
Maturity Date	2025-10-11
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock or holders of incentive stock options may exercise, both of which will dilute the Security.

Type	Warrant (Private Offering)
Face Value of Note	$1,000,000
Exercise Price	$18MM divided by the number of fully diluted shares
Expiration	2025-10-11
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock or holders of incentive stock options may exercise, both of which will dilute the Security.

Restrictions on Transfer (WeFunder Convertible Note)

As stated in the convertible promissory note between *allocortech inc.* and *Allocortech I, a series of Wefunder SPV, LLC*[1] section 5(c), the offering is subject to restrictions on transfer:

This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

and as described in 5(d) is subject to a Market Standoff:

To the extent requested by the Company or an underwriter of securities of the Company, each Holder and any permitted transferee thereof shall not, without the prior written consent of the managing underwriters in the IPO (as hereafter defined), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in case or otherwise), any Securities or other shares of stack of the Company then owned by such Holder or any transferee thereof, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "IPO") filed under the Securities Act. For purposes of this paragraph, "Company" includes any wholly owned subsidiary of the Company into white the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this paragraph an may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder and any transferee thereof (and the shares or securities of every other person subject to eh foregoing restriction) until the end of such period. Each Holder and any transferee thereof shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third party beneficiaries of this paragraph and shall have the right, power and authority to enforce the provisions of this paragraph as though they were parties hereto.

Restrictions on Transfer (October 2023 Private Offering)

Similar to the WeFunder note, the private offering note and warrant are subject to a 180 day standoff period and are transferable with notification to the company or registration with the SEC.

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[1] Filed as `document_4` to the SEC EDGAR platform as part of the Form C submission on 2022-04-25

allocor.tech
440 N Commerce Ave
Waynesboro, VA 22980

Outstanding Debt

Long Term
As of this filing, Allocortech holds no long term debt beyond that held in the convertible notes detailed above.

Short Term
Allocortech has credit cards with a combined limit of $108,500. As of the date of this filing, allocortech has always had sufficient cash on hand to fully pay off any outstanding liabilities each month.

Previous Offerings of Securities

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued / Holders	Use of Proceeds	Issue Date	Exception from Registration Used
Common Stock Options	$5,901.83	5	General Funds	As Executed by Employees	
Convertible Note	$358,524	1	Operations and Expansion	2022-07-01 2022-10-07	4(a)(6)
Convertible Note	$1,000,000	1	Operations and Expansion	2022-10-11	506(b)
Warrant	$1,000,000	1	N/A	2022-10-11	506(b)

Principal Security Holders

The names and ownership levels of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Information as of 2023-04-13.

Name of Holder	Number of Shares Held	% of Voting Power
Brian Viele	560,000	72.10%
Matthew Walker	200,000	25.75%

allocor.tech
440 N Commerce Ave
Waynesboro, VA 22980

Transactions with Related Persons and Conflicts of Interest

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, any promoter of the Company, any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Over the past fiscal year and up to the date of this filing, allocortech has conducted no transaction with a related person.

Financial Information

In addition to the following information, please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibits B and C.

Exhibits B (Balance Sheet) and C (Profit and Loss) have been used by our independent third party for the purposes of our 2022 taxes, but have not been formally audited or reviewed.
Per § 227.201 (a), an issuer providing financial statements that are not audited or reviewed must have its principal executive officer provide the certification found at the end of this Exhibit A.

Cash and Cash Equivalents

As of 2023-04-01, Allocortech had an aggregate of approximately $834,000 in cash, money market accounts, and short term certificates of deposit.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financings, including additional Regulation Crowdfunding offering or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely impacted.

Capital Expenditures and Other Obligations

As part of the funds received as part of the offerings detailed above, allocortech made the following material capital expenditures in the previous fiscal year and to the date of this report:

Leasehold Improvements
Allocortech spent approximately $120,000 in capitalized leasehold improvements to renovate the rear portion of our rented building in order to create a manufacturing space suitable to our projected product sales and employee count growth over the next three years.

Demonstration Aircraft
Allocortech spent approximately $30,000 with an additional in-kind contribution of $20,000 to acquire a demonstration aircraft for sales and business development activities. We anticipate that this aircraft, in conjunction with select strategic business partners will allow us to better make the business case to future customers and will grow our in-house capability to empathize with our customers as we re-experience the pains of aircraft integration and maintenance.

Inventory Management System
Allocortech spent approximately $30,000 to acquire a combined inventory management (ERP) and sales solution. It may also in the future form the basis of our product life cycle management system. Although not fully integrated into our business practices, we anticipate that this software will allow us to better track our material consumption and project forward our inventory needs.

Inventory

Allocortech is working to understand its held inventory and flows, and only began attempting to track inventory as a category in 2022Q2. That being said, to a first approximation given the data stored in our accounting system, through 2023-01-01 allocortech spent approximately $227,000 on acquiring parts and mostly finished inventory. Through 2023-04-01 allocortech has spent an approximate additional $110,000.

We do expect to recover most if not all of this money through our hardware sales, but it does represent a significant upfront investment.

Planned Future Expenditures

As part of grants received from the VIPC and potentially other government agencies, allocortech intends to build or otherwise purchase a motor-generator test trailer. We anticipate that the capital investment into this trailer will not exceed $20,000.

Valuation

Allocortech has ascribed no valuation to the Company. Allocortech does offer incentive stock options to employees and other significant individuals which are priced as of a contemporaneous 409(a) valuation as performed by a third party.

Trend Information

Allocortech believes that the current ongoing electronics part shortage will ease towards the end of 2023 but this is based on nothing beyond what we read in industry newsletters and what we see in terms of distributor claimed inventory and received shipment dates.

We further believe that, despite claims the economy is faltering, our clients will continue to demand our services through the end of 2023 even though we have limited signed contracts past the end of 2023Q3. This is based on conversations we have had with both our current and potential future customers.

That being said, Allocortech currently projects a EY2023 revenue significantly less than our earlier projections in 2022. Specifically we currently estimate based on known and probable contracts to have a yearly revenue of around $2.5MM. This is a result of many contracts dropping off in 2023Q1 and allocortech not having signed replacement work until 2023Q2. Our projections as part of the crowd-funding campaign were also based on optimistic hardware sales based on customers moving to production, which has not yet happened.

Additional Contextual Information

Neither allocortech inc. nor any of its predecessors has failed to comply with any ongoing reporting requirement of § 227.202.

Certification

I, Brian Viele, certify that the financial statements of allocortech inc included in this Form are true and complete in all material respects.

_____

Brian Viele
President and CEO
allocortech inc.